UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑                    Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                    No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Provides an Interim Update on its Polysilicon Plant Construction
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, provided an update on the progress of the construction of our 1,000 metric ton (MT) annualized capacity polysilicon plant. We have completed equipment installation for the 1,000 MT annualized capacity polysilicon plant and have commenced plant process commissioning. To date, we have completed installation of eight reactors and one converter in the reactor/converter station, and eight distillation/purification columns, heat exchangers and associated piping in the TCS purification station. The 10kV utility power substation, 10kV process power station, and 110kV/10kV switchgear are operational.
     We will update the anticipated polysilicon production levels in the fourth quarter of 2008 in a separate announcement as the entire manufacturing system continues to progress through the startup and commissioning phase. We remain confident in our 15,000 MT polysilicon plant construction progress and reiterate our plans to produce between 5,000 and 7,000 MT of polysilicon in 2009.
     Our press release is attached as Exhibit 99.2 hereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: October 15, 2008